UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Trammell Crow Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89288R106

(CUSIP Number)

General Counsel

CB Richard Ellis Group, Inc.

100 North Sepulveda Blvd., Suite 1050

El Segundo, CA 90245

(310) 606-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 89288R106	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CB Richard Ellis Group, Inc., 94-3391143 (I.R.S. Employer Identification Number)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO (see Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

2,146,987*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,146,987*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%**
14.	TYPE OF REPORTING PERSON*

CO

*	Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 3 hereof. Excludes 1,494,577 options to purchase shares of Issuer Common Stock which are exercisable within 60 days held by the Principal Stockholders (defined in Item 3 hereof).
**	Based on 36,066,775 shares of Issuer Common Stock outstanding as of July 31, 2006 as reported on Issuer’s quarterly report for the quarter ended June 30, 2006 as filed with the SEC on August 9, 2006.

CUSIP No. 89288R106	Page 3 of 9 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Issuer Common Stock”) of Trammell Crow Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2001 Ross Avenue, Suite 3400, Dallas, Texas 75201.

Item 2. Identity and Background

This Schedule 13D is being filed by CB Richard Ellis Group, Inc., a Delaware corporation (“CBRE” or “Reporting Person”).

The principal place of business of CBRE is located at 100 North Sepulveda Blvd., Suite 1050, El Segundo, California 90245. The principal business of CBRE is providing commercial real estate services. Set forth on Schedule A hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment, and (iv) citizenship of each of the executive officers and directors of CBRE.

Except as set forth on Schedule A, during the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons identified on Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed while the Reporting Person is in the process of verifying the information required herein from its directors and executive officers. If the Reporting Person obtains information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

Item 3. Source and Amount of Funds or Other Consideration

On October 30, 2006, CBRE, A-2 Acquisition Corp., a Delaware corporation and a wholly-owned indirect subsidiary of CBRE (“A-2” or “Merger Sub”), and Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, A-2 will merge with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation and becoming a wholly-owned subsidiary of CBRE. In connection with the Merger, each share of Issuer Common Stock that is outstanding at the effective time of the Merger other than shares (a) held in treasury, (b) owned by CBRE, Issuer or any of their subsidiaries, or (c) as to which dissenters’ rights shall have been perfected, will be cancelled and converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement, without interest.

Concurrently with the execution of the Merger Agreement, and in consideration thereof, certain executive officers and directors of Issuer (“Principal Stockholders”) entered into voting agreements with Issuer, A-2 and CBRE whereby each such Principal Stockholder agreed to vote all of the shares of the Issuer Common Stock beneficially owned by such Principal Stockholder

CUSIP No. 89288R106	Page 4 of 9 Pages

in favor of the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Voting Agreements”). Each Voting Agreement includes an irrevocable proxy granted to CBRE to enable CBRE to direct the voting of all such shares in the foregoing manner. CBRE did not pay additional consideration to any of the Principal Stockholders to induce such Principal Stockholder to enter into such Voting Agreements or grant such proxies.

Pursuant to the Voting Agreements, each Principal Stockholder has agreed to vote (or cause to be voted) their shares of Issuer Common Stock: (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or consummation of the Merger and the other transactions contemplated by the Merger Agreement, and (iii) against any action that is intended, or could reasonably be expected, to, in any manner impede, frustrate, prevent, nullify, interfere with, delay, postpone, discourage or otherwise adversely affect consummation of the Merger or any of the other transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement. Principal Stockholders cannot sell, transfer or otherwise dispose of the shares subject to the Voting Agreements during the term of the Voting Agreements. In addition, Principal Stockholders cannot transfer the shares into a voting trust or enter into an arrangement whereby the voting rights would be transferred.

Each Voting Agreement terminates on the earlier of (i) such date and time as the Merger shall become effective and (ii) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms.

The Merger would be funded through debt financing. Pursuant and subject to the terms and conditions of the Merger Agreement, CB Richard Ellis Services, Inc., a Delaware corporation and wholly-owned subsidiary of CBRE (“CBRE Services”), has received a commitment letter, dated October 30, 2006 (the “Commitment Letter”), from Credit Suisse and Credit Suisse Securities (USA) LLC providing for senior secured term loan facilities (the “Term Facilities”) in an aggregate principal amount of up to $2,200,000,000, allocated between a five-year $1,200,000,000 tranche A term loan facility and a 7-year $1,000,000,000 tranche B term loan facility. A majority of the loans under the Term Facilities will be used by CBRE to pay the merger consideration under the Merger Agreement. In addition, CBRE and CBRE Services will seek to amend CBRE Services’ existing credit agreement dated as of June 26, 2006 with Credit Suisse and a syndicate of lenders (the “Existing Credit Agreement”) to, among other things, allow the consummation of the Merger and the incurrence of the Term Facilities. If this proposed amendment is not obtained, the Commitment Letter provides for replacement revolving credit facilities in an aggregate principal amount of $600,000,000 substantially on the same terms provided for in the Existing Credit Agreement (collectively with the Term Facilities, the “Credit Facilities”). The Credit Facilities will be guaranteed and secured on substantially the same basis as the loans under the Existing Credit Agreement. The definitive agreements to be entered into with respect to the Credit Facilities will contain customary representations, warranties and covenants, and the closing of the Credit Facilities will be subject to the satisfaction of customary closing conditions.

References to, and descriptions of, the Merger Agreement, the Merger, the Voting Agreements and the Commitment Letter set forth herein are qualified in their entirety by reference to the copies of the Commitment Letter, the Merger Agreement and the form of Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where such references appear.

CUSIP No. 89288R106	Page 5 of 9 Pages

Item 4. Purpose of Transaction

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Merger of Issuer and A-2, a wholly-owned indirect subsidiary of CBRE, pursuant to the Merger Agreement. The purpose of the Voting Agreements is to enable CBRE and Issuer to consummate the transactions contemplated by the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, the initial officers of the surviving corporation will be the officers of Issuer immediately prior to the effective time of the Merger, and the initial directors of the surviving corporation will be the directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly appointed. CBRE appointed each of the directors and officers of A-2. In addition, pursuant to the Merger Agreement, CBRE has agreed to cause its board of directors to include (i) two members of the board of directors of Issuer immediately prior to the effective time of the Merger who will qualify as “independent” members of the board of directors of CBRE and (ii) the chief executive officer of Issuer immediately prior to the effective time of the Merger.

(e) Other than as a result of the Merger described in Item 3 above and this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the certificate of incorporation of A-2 will be the certificate of incorporation of the surviving corporation of the Merger, until thereafter amended in accordance with applicable law. Upon consummation of the Merger, the bylaws of A-2 will be the bylaws of the surviving corporation of the Merger until thereafter amended in accordance with applicable law.

(h–i) Upon consummation of the Merger, all Issuer Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the New York Stock Exchange.

(j) Other than described above, the Reporting Person currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive, although the Reporting Person reserves the right to develop such plans.

Item 5. Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

(a) – (b) As of October 30, 2006, CBRE did not own any shares of Issuer Common Stock. However, as of October 30, 2006, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, CBRE may be deemed to have shared voting power with respect to (and therefore beneficially own) 2,146,987 shares of Issuer Common Stock, representing approximately 6.0% of the Issuer Common Stock outstanding as of October 30, 2006, based on 36,066,775 shares of Issuer Common Stock outstanding as of July 31, 2006 as reported on Issuer’s quarterly report for the quarter ended June 30, 2006 as filed with the SEC on

CUSIP No. 89288R106	Page 6 of 9 Pages

August 9, 2006. CBRE and A-2 are not entitled to any rights as a stockholder of Issuer as to any of the foregoing shares of Issuer Common Stock, and expressly disclaims any beneficial ownership of the shares of Issuer Common Stock that are covered by each Voting Agreement.

(c) To the knowledge of the Reporting Person, no transactions in the class of securities reported on this Schedule 13D have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule A and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1. Commitment Letter, dated as of October 30, 2006, by and among Credit Suisse, Credit Suisse Securities (USA) LLC and CB Richard Ellis Services, Inc. (incorporated by reference to Exhibit 2.02 to the Current Report on Form 8-K of CB Richard Ellis Group, Inc. filed November 1, 2006).

2. Agreement and Plan of Merger, dated October 30, 2006, by and Trammell Crow Company, A-2 Acquisition Corp. and CB Richard Ellis Group, Inc. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K of CB Richard Ellis Group, Inc. filed November 1, 2006).

3. Form of Voting Agreement, dated October 30, 2006, by and among Trammell Crow Company, A-2 Acquisition Corp., CB Richard Ellis Group, Inc. and each of the Principal Stockholders (incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K of CB Richard Ellis Group, Inc. filed November 1, 2006).

CUSIP No. 89288R106	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006	CB RICHARD ELLIS GROUP, INC.

By:

/s/ Kenneth J. Kay
Kenneth J. Kay
Chief Financial Officer

CUSIP No. 89288R106	Page 8 of 9 Pages

SCHEDULE A

CB Richard Ellis Group, Inc. (“CBRE”) Executive Officers and Directors

The following table sets forth the name, business address and principal occupation of each executive officer and director of Reporting Person. Other than Robert Blain, who is a citizen of Australia, each person listed below is a citizen of the United States of America.

Name	Principal Occupation	Principal Business Address
Executive Officers

Brett White	President and Chief Executive Officer, CBRE	100 North Sepulveda Blvd. Suite 1050 El Segundo, CA 90245

Robert Blain	President—Asia Pacific, CBRE	100 North Sepulveda Blvd. Suite 1050 El Segundo, CA 90245

Gil Borok	Executive Vice President, Global Controller, CBRE	100 North Sepulveda Blvd. Suite 1050 El Segundo, CA 90245

Calvin W. Frese, Jr.	Senior Executive Vice President, President—Americas, CBRE	100 North Sepulveda Blvd. Suite 1050 El Segundo, CA 90245

Kenneth J. Kay	Senior Executive Vice President, Chief Financial Officer, CBRE	100 North Sepulveda Blvd. Suite 1050 El Segundo, CA 90245

Laurence H. Midler	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary, CBRE	100 North Sepulveda Blvd. Suite 1050 El Segundo, CA 90245

Directors

Richard C. Blum	Chairman and President, Richard C. Blum & Associates, Inc.	909 Montgomery Street San Francisco, CA 94133

Jane Su	Partner, Blum Capital Partners, L.P.	909 Montgomery Street San Francisco, CA 94133

CUSIP No. 89288R106	Page 9 of 9 Pages

Patrice Marie Daniels	Senior Vice President, GE Capital	300 South Beverly Drive, Suite 200 Beverly Hills, CA 90212

Senator Thomas A. Daschle	Special Policy Advisor, Alston & Bird LLP	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404

Bradford M. Freeman	Partner, Freeman Spogli & Co. Incorporated	11100 Santa Monica Blvd., Ste. 1900 Los Angeles, CA 90025

Michael Kantor	Partner, Mayer, Brown, Rowe & Maw LLP	1909 K Street N.W., Washington, D.C. 20006-1101

Frederic V. Malek	Chairman, Thayer Capital Partners	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

John G. Nugent	Executive Vice President, CB Richard Ellis, Inc., a subsidiary of CBRE	200 Park Avenue, 19th Floor New York, NY 10166

Brett White	President and Chief Executive Officer, CBRE	100 North Sepulveda Blvd. Suite 1050 El Segundo, CA 90245

Gary L. Wilson	Chairman, Northwest Airlines Corporation	2700 Lone Oak Pkwy. Dept A1040 Eagan, MN 55121

Ray Wirta	Vice Chairperson, CBRE	100 North Sepulveda Blvd. Suite 1050 El Segundo, CA 90245

On August 12, 2004, Mr. Malek and Thayer Capital Partners (of which he is the chairman) consented to the entry of an order by the U.S. Securities and Exchange Commission making findings and imposing remedial sanctions and cease-and-desist orders for disclosure violations under the securities laws. The order did not bar Mr. Malek or Thayer Capital Partners from the securities or investment advisers industries, and Mr. Malek and Thayer Capital Partners did not admit or deny the findings.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.	Commitment Letter, dated as of October 30, 2006, by and among Credit Suisse, Credit Suisse Securities (USA) LLC and CB Richard Ellis Services, Inc. (incorporated by reference to Exhibit 2.02 to the Current Report on Form 8-K of CB Richard Ellis Group, Inc. filed November 1, 2006).

2.	Agreement and Plan of Merger, dated October 30, 2006, by and Trammell Crow Company, A-2 Acquisition Corp. and CB Richard Ellis Group, Inc. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K of CB Richard Ellis Group, Inc. filed November 1, 2006).

3.	Form of Voting Agreement, dated October 30, 2006, by and among Trammell Crow Company, A-2 Acquisition Corp., CB Richard Ellis Group, Inc. and each of the Principal Stockholders (incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K of CB Richard Ellis Group, Inc. filed November 1, 2006).